Exhibit 99.1

TODOS MEDICAL LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON

MAY 11, 2020

To Our Shareholders:

You are cordially invited to attend the Extraordinary General Meeting of the Shareholders (the “Meeting”) of Todos Medical Ltd., an Israeli corporation, (“Todos” or the “Company”), which will be held on May 11, 2020, at 4:00 p.m. local time, at the offices of Todos Medical Ltd., 1 HaMada Street, Rehovot Israel. Due to the current outbreak of COVID-19, shareholders of the Company will also be able to attend the Meeting online. Details for how to attend the Meeting online will be available on the Company’s website, https://todosmedical.com, at least 48 hours prior to the Meeting time.

The purpose of the Meeting is:

1.	Grant discretionary authority to the Company’s Board of Directors to amend the Company’s Articles of Association to effect one or more consolidations of the issued and outstanding ordinary shares, pursuant to which the ordinary shares would be combined and reclassified into one ordinary share at a ratio within the range from 1-for-10 up to 1-for-100, provided that, (X) that the Company shall not effect reverse share splits that, in the aggregate, exceed 1-for-100, and (Y) any reverse share split is completed no later than twelve months from the date upon which shareholders of the Company approve this proposal;

2.	To approve the issuance of ordinary shares of the Company to Strategic Investment Holdings, LLC (“SIH”). such that SIH will own $10 million of the Company’s ordinary shares (of which $2 million in ordinary shares has already been issued to SIH) based upon a price per share equal to the 20 day trailing volume weighted average price in exchange for 100% ownership of Provista Diagnostics, Inc. (“Provista”); and

3.	To transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

These items of business to be transacted at the Meeting are more fully described in the proxy statement, which is part of this notice. Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The record date for the Meeting is April 13, 2020 (the “Record Date”). Only shareholders of record at the close of business on that date may vote at the Meeting or any adjournment thereof.

Shareholders who do not expect to attend the Meeting in person are requested to vote their shares at their earliest convenience. Even if you plan to attend the Meeting, please vote your shares at their earliest convenience in order to ensure that your vote will be counted if you later decide not to, or are unable to, attend the Meeting.

Even if you have given your proxy, you may still attend and vote in person at the Meeting after revoking your proxy prior to the Meeting.

The Company is mailing to its shareholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of the proxy materials. The Notice contains instructions on how to access the proxy materials and to cast your vote via the Internet. Under Israeli law, all shareholders have the right to examine a copy of the text of all resolutions to be adopted at the Meeting; however, in lieu thereof, the Company has the right to, and will, furnish a copy of the proposed resolutions by electronic mail to any shareholder who requests such resolutions. All shareholders who do not receive a Notice will receive a paper copy of the proxy materials by mail. This process allows the Company to provide its shareholders with the information they need on a more timely basis, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting to Be Held on May 11, 2020 at 4:00 p.m. local time, at the offices of Todos Medical Ltd., 1 HaMada Street, Rehovot Israel.

The proxy statement is available at https://investor.todosmedical.com/proxy-statement .

By Order of the Board of Directors

/s/ Dr. Herman Weiss
Dr. Herman Weiss
Chairman of the Board of Directors

April 17, 2020

PROXY STATEMENT

TODOS MEDICAL LTD.
1 HaMada Street

Rehovot 7670301, Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on May 11, 2020

This Proxy Statement is furnished by and on behalf of the Board of Directors (the “Board of Directors” or “Board”) of Todos Medical Ltd., an Israeli corporation (“we”, “us”, “our”, “Todos”, or the “Company”), in connection with an Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on May 11, 2020 at 4:00 p.m. local time, at the offices of Todos Medical Ltd., 1 HaMada St., Rehovot Israel.

The record date for the Meeting is April 13, 2020. Only shareholders of record at the close of business on that date are entitled to vote at the Meeting.

Although you are invited to attend the Extraordinary General Meeting to vote on the proposals described in this proxy statement, you do not need to attend the Extraordinary General Meeting to vote your shares. Instead, you may simply follow the instructions below to submit your proxy over the Internet. Additionally, due to the current outbreak of COVID-19, shareholders of the Company will also be able to attend the Meeting online. Details for how to attend the Meeting online will be available on the Company’s website, https://todosmedical.com, at least 48 hours prior to the Meeting time.

We have elected to provide our beneficial owners and shareholders of record access to our proxy materials over the Internet. Beneficial owners are shareholders whose ordinary shares are held in the name of a broker, bank or other agent (i.e., in “street name”). Accordingly, a Notice of Internet Availability of Proxy Materials (the “Notice”) will be mailed on or about April 17, 2020 to our beneficial owners and shareholders of record who owned our ordinary shares at the close of business on April 13, 2020.

Beneficial owners and shareholders of record will have the ability to access the proxy materials on a website referred to in the Notice.

By signing and returning the proxy card, you authorize each of Gerald Commissiong, Chief Executive Officer of the Company and Chairman of the Board, and Daniel Hirsch, Chief Financial Officer of the Company, to represent you and vote your shares at the Meeting in accordance with your instructions. They may also vote your shares to adjourn the Meeting and will be authorized to vote your shares at any postponements or adjournments of the Meeting.

YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY!

Questions and Answers about the Extraordinary General Meeting of Shareholders

Why did I receive a Notice of Internet Availability of proxy materials in the mail instead of a full set of proxy materials?

We have sent to our shareholders of record a Notice of Internet Availability of Proxy Materials. Instructions on how to access the proxy materials over the Internet free of charge may be found in the Notice.

We provide Internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies

What is the purpose of the Extraordinary General Meeting?

At the Extraordinary General Meeting shareholders will be asked to approve:

1.	Granting discretionary authority to the Company’s Board of Directors to amend the Company’s Articles of Association to effect one or more consolidations of the issued and outstanding ordinary shares, pursuant to which the ordinary shares would be combined and reclassified into one ordinary share at a ratio within the range from 1-for-10 up to 1-for-100, provided that, (X) that the Company shall not effect reverse share splits that, in the aggregate, exceed 1-for-100, and (Y) any reverse share split is completed no later than twelve months from the date upon which shareholders of the Company approve this proposal;

2.	To approve the issuance of ordinary shares of the Company to Strategic Investment Holdings, LLC (“SIH”) such that SIH will own $10 million of the Company’s ordinary shares (of which $2 million in ordinary shares has already been issued to SIH) based upon a price per share equal to the 20 day trailing volume weighted average price, in exchange for 100% of the issued and outstanding equity of Provista Diagnostics, Inc. (“Provista”); and

3.	To transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Who is entitled to vote?

The record date for the Meeting is April 13, 2020 (the “Record Date”). Only shareholders of record at the close of business on that date are entitled to vote at the Meeting. Each ordinary share of the Company entitles the holder thereof to one vote on each matter properly brought before the Meeting. As of the Record Date, 174,116,655 ordinary shares were issued and outstanding.

What is the difference between being a “record holder” and holding shares in “street name”?

A record holder holds shares in his or her name. Shares held in “street name” means shares that are held in the name of a bank or broker on a person’s behalf.

Am I entitled to vote if my shares are held in “street name”?

If your shares are held by a bank or a brokerage firm, you are considered the “beneficial owner” of shares held in “street name.” If your shares are held in street name, the proxy materials are being forwarded to you by your bank or brokerage firm (the “record holder”), along with a voting instruction card. As the beneficial owner, you have the right to direct your record holder how to vote your shares, and the record holder is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or broker, the shares will be treated as broker non-votes. You are also invited to attend the Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Meeting unless you request and obtain a valid proxy from your bank or broker.

What is the quorum requirement?

A quorum is necessary to hold a valid meeting. The quorum required for an extraordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold shares conferring at least 25% of the voting power of our Company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place, or any time and place as the directors designate in a notice to the shareholders. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement.

Who can attend the Extraordinary General Meeting?

All Todos shareholders of record as of the close of business on April 13, 2020 may attend the Meeting.

How many votes do I have?

On each matter to be voted upon, you have one vote for each ordinary share you own as of the Record Date.

Can I change my vote after I submit my proxy?

You may revoke your proxy and reclaim your right to vote at any time before your proxy is voted by giving written notice to the Corporate Secretary of Todos Medical Ltd. by delivering a properly completed, later-dated proxy card or vote instruction form or by voting in person at the Meeting. All written notices of revocation and other communications with respect to revocations of proxies should be addressed to: Todos Medical Ltd., 1 HaMada Street, Rehovot Israel, Attention: Corporate Secretary. Your most current proxy card or Internet proxy is the one that will be counted.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other record holder, or, if you have obtained a legal proxy from your bank, broker or other record holder giving you the right to vote your shares, by attending the Meeting and voting in person. Your attendance at the Meeting itself will not revoke your proxy unless you give written notice of revocation to our Corporate Secretary before your proxy is voted or before you vote in person at the Meeting.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Meeting, who will separately count “For” and “Against” votes, abstentions, and broker non-votes.

How does the Board of Directors recommend I vote on the proposals?

Your Board recommends that you vote FOR:

●	Granting discretionary authority to the Company’s Board of Directors to amend the Company’s Articles of Association to effect one or more consolidations of the issued and outstanding ordinary shares, pursuant to which the ordinary shares would be combined and reclassified into one ordinary share at a ratio within the range from 1-for-10 up to 1-for-100, provided that, (X) that the Company shall not effect reverse share splits that, in the aggregate, exceed 1-for-100, and (Y) any reverse share split is completed no later than twelve months from the date upon which shareholders of the Company approve this proposal; and

●	The approval of the issuance of ordinary shares of the Company to SIH such that SIH will own $10 million of the Company’s ordinary shares (of which $2 million in ordinary shares has already been issued to SIH) based upon a price per share equal to the 20 day trailing volume weighted average price, in exchange for 100% of the issued and outstanding equity of Provista.

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the Board of Directors as described above.

Will any other business be conducted at the Meeting?

As of the date of this proxy statement, we know of no other business that will be presented at the Meeting. If any other matter arises and is presented properly to the shareholders for a vote at the Meeting, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to approve granting the Company’s Board of Directors discretionary authority to effectuate the reverse share split?

The approval of granting the Company’s Board of Directors discretionary authority to effectuate the reverse share split requires the affirmative vote of a majority of the shares present and voting at the Meeting (in person or by proxy).

How many votes are required to approve the issuances of ordinary shares to SIH?

Shareholder approval is required for the issuances of ordinary shares to SIH pursuant to the Israel Companies Law.

As an Israeli company we are subject to the Israel Companies Law. Section 328(a) of the Israel Companies Law provides that a purchase of shares of a public company may not be made other than by way of a “special tender offer” meeting certain requirements if, among other things, as a result of the purchase, the purchaser would own or would be deemed to beneficially own either (i) more than 25.0% of the aggregate voting power of the company and no other person owns at least 25.0% of the aggregate voting power of the company or (ii) more than 45.0% of the aggregate voting power of the company and no other person owns at least 45.0% of the aggregate voting power of the company. However, Section 328(b) provides for an exception to the requirement that the share acquisition of 25% / 45% of a company must be done by means of a special tender offer where the acquisition is made in a private placement that has been approved by the shareholders at a shareholder general meeting. Accordingly, we are seeking shareholder approval of the issuance of ordinary shares to SIH, so that the special tender offer rules under the Israel Companies Law will not apply to the transaction.

If the Provista transaction is approved and closes, based upon the Company’s closing share price during the twenty trading days ending on the Record Date, SIH will hold approximately 46.63% of the Company’s issued and outstanding ordinary shares. Our existing shareholders will experience substantial dilution, which will significantly diminish the value and voting power of our current shareholders’ investment in the Company’s ordinary shares. Based on its significant ownership position, SIH will, after the closing of the transaction, alone possess sufficient voting power to influence significantly, or potentially have de facto control over, the outcome of key matters requiring shareholder approval.

If shareholders do not approve the Provista transaction, SIH will retain its ordinary share ownership of the Company, which, as of the Record Date, is approximately 17.29%. In addition, our management will be required to divert attention from our business to identify and negotiate transactions for the licensing of other intellectual property with other companies, which may be difficult to do on terms favorable to the Company and its shareholders. Moreover, the failure of the Company to close the acquisition of 100% of Provista could also, among other things, adversely impact the Company’s liquidity and financial condition by making the Company less attractive to potential investors, which may exacerbate issues regarding the Company’s ability to continue as a going concern and affect its ability to satisfy the Nasdaq listing requirements. It is important to note that one condition to the closing of the Provista transaction is the uplisting of the Company’s ordinary shares to a national securities exchange. The approval of the issuance of ordinary shares to SIH requires the affirmative vote of a majority of the shares present and voting at the Meeting (in person or by proxy). The Company is not aware that any of its officers, directors or interested party shareholders has a personal interest in the Provista transaction.

What is an abstention and how will abstentions be treated?

An “abstention” represents a stockholder’s affirmative choice to decline to vote on a proposal. Abstained shares are treated as shares present for quorum and entitled to vote, so they will have the same practical effect as votes against a proposal.

How will broker non-votes be treated?

Broker non-votes will be treated as shares present for quorum purposes, but not considered entitled to vote on that matter. Therefore, broker non-votes do not count as votes for or against any proposal.

Where can I find the voting results of the Meeting?

We plan to announce preliminary voting results at the Meeting and to publish final results in a Current Report on Form 6-K to be filed with the SEC within four days of the Meeting.

Reporting Requirements

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC.

Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at www.sec.gov. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of Extraordinary General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act. Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC of a Form 6-K.

PROPOSAL 1 – REVERSE SHARE SPLIT

APPROVAL OF GRANTING DISCRETION TO THE COMPANY’S BOARD OF DIRECTORS TO EFFECTUATE THE REVERSE SHARE SPLIT

Purpose of the Reverse Share Split

The Company’s shares are currently quoted on the OTC Markets’ OTCQB Market under the symbol “TOMDF.”

The Company believes that the reverse share split is advisable in order to make its ordinary shares more attractive to a broader range of investors, including professional investors, institutional investors, and the general investing public. For example, large U.S. institutional investors do not regularly invest in stocks trading below $5.00 per share. The Company’s Board of Directors believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in the Company’s ordinary shares.

In addition, the Company believes that the reverse share split will allow for a possible listing of the ordinary shares of the Company on The Nasdaq Capital Market, which requires a minimum bid price of $4.00 per share. The Company believes that the listing of the Company’s shares on The Nasdaq Capital Market will enable the Company to maintain greater access to the public capital markets and will afford the Company’s shareholders greater liquidity with respect to their holdings in the Company.

The Company therefore seeks approval of the shareholders to effect a reverse share split of the Company’s outstanding ordinary shares within a range of 1-for-10 to 1-for-100 and to amend the Company’s Articles of Association to effect such reverse share split.

If this proposal is approved, the Board will have the authority to decide, within twelve months from the date upon which shareholders of the Company approve this proposal, whether to implement the reverse share split and the exact ratio for the reverse share split within the range of 1-for-10 to 1-for-100 if such split is to be implemented; provided, however, that the Company shall not effect reverse share splits that, in the aggregate, exceed 1-for-100. If the reverse share split is implemented, the number of issued and outstanding ordinary shares would be reduced and the par value would be increased in accordance with the exchange ratio selected by the Board.

In the event that the Company’s shareholders do not approve granting discretionary authority to the Company’s Board of Directors to effectuate the reverse share split, the Company’s ordinary shares will continue to be quoted on the OTCQB. The OTC Market is generally considered to be a less efficient market than The Nasdaq Capital Market, and the share price, as well as the liquidity of the ordinary shares, may be adversely affected, as remaining on the OTCQB would negatively impact the Company’s ability to secure new financing.

Accordingly, the Board recommends that the shareholders approve the granting discretionary authority to the Company’s Board of Directors to effectuate the reverse share split as described above on a date to be announced by the Company and authorize the Company to amend the Articles of Association accordingly. If the reverse share split is approved by our shareholders, the Company will issue a press release announcing the effective date of the reverse share split and the exact ratio for the reverse share split, and will amend the Articles of Association to effect such reverse split.

As a result of the reverse share split, the total number of ordinary shares outstanding will be reduced, and the par value per share will be increased proportionately. For example, if the reverse share split is approved and the Board proceeds with a reverse split of 1-for-100, then the 1,000,000,000 shares, par value NIS 0.01 per share, authorized, will be reduced to 10,000,000 shares. Since the total issued principle amount of the share capital remains the same after the split, the par value per share in this example would be increased from NIS 0.01 to NIS 1.00 per share.

While the Company’s Board of Directors believes that the potential advantages of a reverse share split outweigh any actual or potential disadvantages, if the Company does effect a reverse share split there can be no assurance that:

(a) the Company’s ordinary shares will trade at a price in proportion to the reduction in the number of outstanding shares resulting from the reverse share split;

(b) following such reverse share split, the Company’s ordinary shares will be approved for listing on The Nasdaq Capital Market;

(c) the liquidity of the Company’s ordinary shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the reverse share split;

(d) effectuating a reverse share split will not be perceived in a negative manner by investors, analysts, or other stock market participants; or

(e) the reverse share split will not result in some shareholders owning “odd-lots” of less than 100 ordinary shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

The exercise price and the number of shares issuable pursuant to outstanding options, warrants, capital notes and convertible debentures will be adjusted pursuant to the terms of such instruments in connection with such reverse-split. For example, if the reverse share split is approved and the Board proceeds with a reverse split of 1-for-100, then for every 100 old ordinary shares previously issuable upon exercise of outstanding options, warrants, capital notes and convertible debentures, the holders of such securities will, upon exercise or conversion thereof, receive one ordinary share of NIS 1.00 par value, for the same aggregate amount of consideration paid.

Certain U.S. Federal Income Tax Consequences

The following discussion summarizes certain material U.S. federal income tax consequences relating to the participation in a reverse share split by a U.S. shareholder that holds shares as a capital asset. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary, and proposed U.S. Treasury regulations promulgated thereunder and current administrative rulings and judicial decisions, all as in effect as of the date hereof. All of these authorities may be subject to differing interpretations or repealed, revoked or modified, possibly with retroactive effect, which could materially alter the tax consequences set forth herein.

For purposes of this summary, a “U.S. shareholder” refers to a beneficial owner of shares who is any of the following for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “non-U.S. shareholder” of our shares is a shareholder who is not a U.S. shareholder. Non-U.S. shareholders should consult their own advisors as to the federal, state, local, and foreign tax consequences to them relating to their participation in the reverse share split.

This summary does not represent a detailed description of the U.S. federal income tax consequences to a U.S. shareholder in light of his, her or its particular circumstances. In addition, it does not purport to be complete and does not address all aspects of federal income taxation that may be relevant to shareholders in light of their particular circumstances or to any shareholder that may be subject to special tax rules, including, without limitation: (1) shareholders subject to the alternative minimum tax; (2) banks, insurance companies, or other financial institutions; (3) tax-exempt organizations; (4) dealers in securities or commodities; (5) regulated investment companies or real estate investment trusts; (6) traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; (7) U.S. shareholders whose “functional currency” is not the U.S. dollar; (8) persons holding shares as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; (9) persons who acquire shares in connection with employment or other performance of services; (10) dealers and other shareholders that do not own their shares as capital assets; (11) U.S. expatriates, (12) non-U.S. shareholders; or (13) shareholders who directly or indirectly hold their shares in an entity that is treated as a partnership for U.S. federal tax purposes. Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax, or other tax consequences of the reverse share split.

There can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position to the tax consequences described herein or that such position will be sustained by a court. In addition, U.S. tax laws are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax considerations different from those summarized below. No opinion of counsel or ruling from the IRS has been obtained with respect to the U.S. federal income tax consequences of a reverse share split. This discussion is for general information only and is not tax advice. All shareholders should consult their own tax advisors with respect to the U.S. federal, state, local and non U.S. tax consequences of a reverse share split.

Based on the assumption that the reverse share split will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(E) of the Code, and subject to the limitations and qualifications set forth in this discussion, the following is a general discussion of the U.S. federal income tax consequences relating to the reverse share split.

The reverse share split is intended to qualify as a “recapitalization” for U.S. federal income tax purposes. Assuming the reverse share split so qualifies, a U.S. shareholder should not recognize any gain or loss as a result of the reverse share split. Further, a U.S. shareholder’s aggregate tax basis in his, her, or its post-split shares should equal the aggregate tax basis in the pre-split shares exchanged therefor, and such U.S. shareholder’s holding period for the post-split shares should include the period during which such U.S. shareholder held the pre-split shares surrendered therefor. U.S. shareholders should consult their tax advisors as to application of the foregoing rules where shares were acquired at different times or at different prices.

However, the U.S. federal income tax treatment of the fractional shares being rounded up to the next whole share is uncertain and the IRS may take the position that the rounding up results in a distribution to a U.S. shareholder whose proportionate interest in the earnings and profits of the Company is increased thereby. If the IRS were to successfully assert this position, the fair market value of an additional fraction of a share received by such U.S. shareholder would constitute a dividend to the extent of the earnings and profits of the Company. Any such dividend would likely be immaterial in amount, U.S. shareholders should consult their own tax advisors regarding the U.S. federal income tax and other tax consequences of fractional shares being rounded to the next whole share.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the policy of the Israeli Tax Authority (“ITA”) as currently in place, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

Generally, a reverse share split will be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder, with the consideration being the new ordinary shares received in the reverse share split. Such sale of ordinary shares will generally be viewed as a capital gain tax event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation which exists between the State of Israel and the country of residence of the shareholder.

However, it is possible to approach the ITA in order to obtain an advanced tax ruling (“the ruling”), prior to the reverse share split. If obtained, the ruling may provide that the reverse share split will not be considered as a sale of shares for Israeli tax purposes. Such ruling could also provide that the purchase price (as adjusted for the split) and purchase date for tax purposes in future selling of the new ordinary shares will be identical to the purchase price and purchase date of the ordinary shares. It is likely that the ruling will be conditioned and based on the following facts: the reverse share split shall apply the same conversion ratio for all of the shareholders; there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the reverse share split; the reverse share split shall not include any consideration or economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the Company; the economical value of all of the issued shares shall not be affected by the reverse share split.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO ALL OTHER POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF A REVERSE SHARE SPLIT.

Fractional Shares

No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded up to the next whole number of shares.

Exchange of Share Certificates

Shortly after the reverse share split becomes effective, each holder of an outstanding certificate representing ordinary shares will receive from Worldwide Stock Transfer Company, the Company’s exchange agent (the “Exchange Agent”), instructions for the surrender of such certificate to the Exchange Agent. Such instructions will include a form of Transmittal Letter to be completed and returned to the Exchange Agent. As soon as practicable after the surrender to the Exchange Agent of any certificate that prior to the effective date of the reverse share split represented ordinary shares, together with a duly executed Transmittal Letter and any other documents the Exchange Agent may specify, the Exchange Agent shall deliver to the person in whose name such certificate had been issued certificates registered in the name of such person representing the whole number of ordinary shares into which the ordinary shares previously represented by the surrendered certificate shall have been reclassified.

Until surrendered as contemplated herein, each certificate that immediately prior to the reverse share split represented any ordinary shares shall be deemed at and after the reverse share split to represent the whole number of ordinary shares contemplated by the preceding sentence. Each certificate representing ordinary shares issued in connection with the reverse share split will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the ordinary shares.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any certificate that prior to approval of the reverse share split represented any ordinary shares, except that if any certificates for ordinary shares are to be issued in a name other than that in which the certificates for ordinary shares surrendered are registered, it shall be a condition of such issuance that (i) the person requesting such issuance shall pay to the Company any transfer taxes payable by reason thereof (or prior to transfer of such certificate, if any) or establish to the satisfaction of the Company that such taxes have been paid or are not payable, (ii) such transfer shall comply with all applicable federal and state securities laws, and (iii) such surrendered certificate shall be properly endorsed and otherwise be in proper form for transfer.

Upon the implementation of the reverse share split, the Company intends to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse share split for their beneficial holders holding the Company’s ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the reverse share split.

Shareholders who hold the Company’s ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED, to approve granting discretionary authority to the Company’s Board of Directors to amend the Company’s Articles of Association to effect one or more consolidations of the issued and outstanding ordinary shares, pursuant to which the ordinary shares would be combined and reclassified into one ordinary share at a ratio within the range from 1-for-10 up to 1-for-100, provided that, (X) that the Company shall not effect reverse share splits that, in the aggregate, exceed 1-for-100, and (Y) any reverse share split is completed no later than twelve months from the date upon which shareholders of the Company approve this proposal.”

Vote Required

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the reverse share split and to amend the Articles of Association accordingly.

Board of Directors’ Recommendation

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF GRANTING THE COMPANY’S BOARD OF DIRECTORS DISCRETIONARY AUTHORITY TO EFFECTUATE THE REVERSE SHARE SPLIT.

PROPOSAL 2: ISSUANCE OF SECURITIES TO SIH

APPROVAL OF THE ISSUANCE OF SECURITIES TO SIH, SUCH THAT, UPON CONSUMMATION OF THE TRANSACTION, SIH WILL OWN AN AGGREGATE OF $10 MILLION OF THE COMPANY’S ORDINARY SHARES

Background

On December 19, 2019, the Company entered into an exclusive option agreement (the “Option Agreement”) with SIH, the sole owner of Ascenda BioSciences LLC (“Ascenda”), Ascenda, the sole owner of Provista and Provista. Pursuant to the Option Agreement, Ascenda granted the Company an exclusive option until March 31, 2020, subject to extension, to acquire all of the shares of Provista. In consideration for the option, the Company issued SIH 17,091,096 ordinary shares, or the equivalent of $1 million of ordinary shares of the Company on the date of issuance. Subsequently, on April 2, 2020, the Company issued SIH an additional 13,008,976 ordinary shares in exchange for an extension of the exclusive option to June 30, 2020, which was the equivalent of an additional $1 million (collectively, the “Option Shares”).

Exercise of the Option

The Board of Directors of the Company exercised the option to acquire all of the shares of Provista on April 2, 2020 and is requesting shareholder approval to approve the consideration to be issued to SIH as consideration for the acquisition. The Company believes that the acquisition of Provista, a development stage cancer diagnostic company, is advisable and in the best interests of the Company and its shareholders because Provista’s blood test for breast cancer called Videssa® is in a more advanced stage than Todos’ blood test for breast cancer in terms of commercialization in the United States. Videssa was previously commercialized by Provista in a product launch in 2016; at a time when reimbursement in the United States was undergoing significant change due to the implementation of the Affordable Care Act (the “ACA”). Under rules prior to the implementation of the ACA, new diagnostic tests were primarily reimbursed using a strategy called ‘Code Stacking’ which involved taking pre-existing Current Procedural Terminology (“CPT”) codes for medical procedures and diagnostic biomarkers, adding the value of each allowable component of the new diagnostic test together, and charging the end user the combined allowable amount as determined by the Centers for Medicare & Medicaid Services (“CMS”). As part of the implementation of the ACA, Code Stacking was replaced with Evidence-based Valuation (“EBV”) where a new diagnostic test had to undergo clinical utility testing to determine reimbursement pricing. Clinical utility testing involves conducting a clinical trial with a new diagnostic test as if it were the standard of care, and identifying the full value of the changes to the healthcare system based upon the results of that trial, and establishing a new unique CPT code for the new diagnostic test based upon the value identified in the clinical utility study. In Provista’s initial commercial launch, its reimbursement requests were rejected by CMS due to lack of EBV, and therefore the product was pulled from the market in 2018. In the intervening period between 2018 and 2020, Provista gathered additional scientific and clinical information regarding Videssa and has completed the drafting of a protocol to conduct a prospective clinical utility study to establish EBV. Todos intends to acquire Provista and fund the EBV study to satisfy CMS and establish a unique CPT code for Videssa. It is possible that CMS may grant limited CPT code based upon the preliminary data that Provista will present in discussions with CMS so that a present number of Videssa tests may be reimbursed to offset the financial burden of running the clinical utility study, and Todos’ team is working closely with Provista’s team to engage with CMS in those discussions, although there are no assurances that any such limited reimbursement will occur. As part of the clinical utility study, Todos intends to piggyback data gathering for the Todos breast cancer tests based upon specimens gathered for the Videssa clinical utility study, which would have the effect of dramatically increasing the quantity of data available for the Todos breast cancer tests Therefore, upon the Company’s acquisition of Provista, the Company may be able to accelerate the timeline pursuant to which the Company may be able to bring the Todos blood tests to the market as a result of working closely with the Videssa tests in United States which management believes is in the best interests of the Company’s shareholders.

Shareholder Approval

The Board of Directors will present the following resolution at the Meeting:

RESOLVED, to approve the issuance of ordinary shares of the Company to SIH, such that upon consummation of the transaction, the Company will own 100% of Provista and SIH will own $10 million of ordinary shares of the Company (of which $2 million in ordinary shares has already been issued to SIH) based upon a price per share equal to the 20 day trailing volume weighted average price.

Shareholder approval is required for the issuances of ordinary shares to SIH pursuant to the Israel Companies Law.

As an Israeli company we are subject to the Israel Companies Law. Section 328(a) of the Israel Companies Law provides that a purchase of shares of a public company may not be made other than by way of a “special tender offer” meeting certain requirements if, among other things, as a result of the purchase, the purchaser would own or would be deemed to beneficially own either (i) more than 25.0% of the aggregate voting power of the company and no other person owns at least 25.0% of the aggregate voting power of the company or (ii) more than 45.0% of the aggregate voting power of the company and no other person owns at least 45.0% of the aggregate voting power of the company. However, Section 328(b) provides for an exception to the requirement that the share acquisition of 25% / 45% of a company must be done by means of a special tender offer where the acquisition is made in a private placement that has been approved by the shareholders at a shareholder general meeting. Accordingly, we are seeking shareholder approval of the issuance of ordinary shares to SIH, so that the special tender offer rules under the Israel Companies Law will not apply to the transaction.

If the Provista transaction is approved and closes, based upon the Company’s closing share price during the twenty trading days ending on the Record Date, SIH will hold approximately 46.63% of the Company’s issued and outstanding ordinary shares. Our existing shareholders will experience substantial dilution, which will significantly diminish the value and voting power of our current shareholders’ investment in the Company’s ordinary shares. Based on its significant ownership position, SIH will, after the closing of the transaction, alone possess sufficient voting power to influence significantly, or potentially have de facto control over, the outcome of key matters requiring shareholder approval.

If shareholders do not approve the Provista transaction, SIH will retain its ordinary share ownership of the Company, which, as of the Record Date, is approximately 17.29%. In addition, our management will be required to divert attention from our business to identify and negotiate transactions for the licensing of other intellectual property with other companies, which may be difficult to do on terms favorable to the Company and its shareholders. Moreover, the failure of the Company to acquire 100% of Provista could also, among other things, adversely impact the Company’s liquidity and financial condition by making the Company less attractive to potential investors, which may exacerbate issues regarding the Company’s ability to continue as a going concern and affect its ability to satisfy the Nasdaq listing requirements. It is important to note that one condition to the closing of the Provista transaction is the uplisting of the Company’s shares to a national securities exchange. The approval of the issuance of ordinary shares to SIH requires the affirmative vote of a majority of the shares present and voting at the Meeting (in person or by proxy). The Company is not aware that any of its officers, directors or interested party shareholders has a personal interest in the Provista transaction.

Board of Directors’ Recommendation

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE ISSUANCE OF SECURITIES TO STRATEGIC INVESTMENT HOLDINGS.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 13, 2020, for (i) each of our named executive officers, (ii) each of our directors; (iii) all of our directors and executive officers as a group; and (iv) each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares issuable under options or warrants that are exercisable within 60 days after April 13, 2020 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and dispositive power with respect to their ordinary shares, except to the extent authority is shared by spouses under community property laws. Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Todos Medical Ltd., 1 Hamada St., Rehovot Israel 7670301.

	No. of Shares Beneficially Owned		Percentage Owned (1)
Holders of more than 5% of our voting securities:
Amarantus Bioscience Holdings, Inc. (2)	17,986,999		10.33%
Strategic Investment Holdings, LLC (3)	30,100,072		17.29%

Directors and executive officers:
Gerald Commissiong	17,986,999	(2)	10.33%
Daniel Hirsch	60,000		*
Herman Weiss	300,000		*
Moshe Abramovitz	0		0.00%
Moshe Schlisser	0		0.00%
Alon Ostrovitzky	0		0.00%
Lauren Chung	0		0.00%
All directors and executive officers as a group (7 persons)	18,346,999		10.54%

*	Less than 1%

(1)	The percentages shown are based on 174,116,655 ordinary shares issued and outstanding as of April 13, 2020.

(2)	Gerald Commissiong is the Chief Executive Officer of Amarantus Bioscience Holdings, Inc. and in such capacity has the right to vote and dispose the securities held by such entity.

(3)	Rob Rill is the Managing Director of Strategic Investment Holdings, LLC and in such capacity has the right to vote and dispose the securities held by such entity.

OTHER BUSINESS

Our board of directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote. Therefore, whether or not you expect to attend the Meeting, please either complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting or vote your shares online.

By Order of the Board of Directors

/s/ Dr. Herman Weiss
Dr. Herman Weiss
Chairman of the Board of Directors

April 17, 2020

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